SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2011, incorporated by reference herein:
Exhibit
99.1    Release dated October 27, 2011, entitled “REPORT TO SHAREHOLDERS FOR THE
           FIRST QUARTER ENDED 30 SEPTEMBER 2011”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 27, 2011
By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the ﬁrst quarter
ended 30 September 2011
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NASDAQ trading symbol: DROOY • (“DRDGOLD” or “the company”)
Review of operations
Quarter
Quarter
% change
Quarter
% change

Group
Sep 2011
Jun 2011
Sep 2010
Q1 2012
vs Q1 2011
Gold production oz
63 562
63 079 1
65 267
(3)
kg
1 977
1 962 1
2 030
(3)
Gold production sold oz
65 523
61 150 7
69 607
(6)
kg
2 038
1 902 7
2 165
(6)
Gold price received US$ per oz
1 734
1 522 14
1 218
42
ZAR per kg
395 568
331 372 19
288 054
37
Cash operating costs US$ per oz
1 305
1 283 2
1 084
20
ZAR per kg
297 808
280 240 6
256 498
16
Operating proﬁt US$ million
28.5
16.4 74
9.5
200
ZAR million
202.5
111.0 82
69.4
192
Capital expenditure US$ million
9.9
13.8 (28)
8.1
22
ZAR million
77.9
93.6 (17) 59.4 31
GROUP RESULTS
KEY FEATURES FOR THE QUARTER
Gold production up 1% to 63 562 oz
Revenue up 28% to R806.2 million
Operating proﬁt up 82% to R202.5 million
Headline earnings per share up 150% to 20 cents per share
Net cash inﬂow from operations up 14% to R117.9 million
Board considering offers received for Blyvoor
STOCK
Issued capital
384 884 379 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 406 467 306
STOCK TRADED
JSE NASDAQ*
Average volume for the quarter
913
1 357
per day (’000)
% of issued stock traded (annualised)
62
92
Price   •
High
R4.89
$0.579
• Low
R2.97
$0.421
• Close
R4.20
$0.508
* This data represents per share data and not ADS data – one ADS reﬂects ten ordinary shares

FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2010, which we ﬁled with the United States Securities and Exchange Commission on 29 October 2010 on Form 20-F. You
should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD’s auditors.
DRDGOLD LIMITED
Shareholder Report 2012

Dear shareholder
I am pleased to announce another encouraging set of operating and
ﬁnancial results for the quarter under review as a result of steady production and a healthy increase in the average gold price to
R395 568/kg. Operating proﬁt rose by 82% from the previous quarter to
R202.5 million, and headline earnings per share (“HEPS”) from 8 cents to
20 cents.
There were no fatal accidents during the quarter and of the ﬁve employees who were injured in a seismic event at Blyvooruitzicht Gold Mining
Company Limited (“Blyvoor”) on 20 September 2011, two are back at work and three are well on their way to a full recovery.
Production
Q1 2012 v Q4 2011
Total gold production for the quarter was up 1% from the previous quarter to 63 562oz due mainly to a 5% increase in production at Blyvoor.
Q1 2012 v Q1 2011
Compared with the ﬁrst quarter of FY2011, gold production was slightly lower in the ﬁrst quarter of FY2012. This was a consequence mainly of lower production at Blyvoor, currently under Chapter 6 rescue proceedings, and a slight drop in production at the Crown and Ergo circuits, where we are in the process of phasing out sections of the Crown and City Deep plants and integrating them with the Ergo circuit, and also introducing two new reclamation sites. More information is provided under the detailed operational review below.
Financial
Q1 2012 v Q4 2011
Revenue for the quarter increased by 28% from the previous quarter to
R806.2 million, reﬂecting a 7% increase in gold sold and a 19% increase in the average gold price received to R395 568/kg.

Cash operating costs rose by 7% to R588.8 million but, with the higher average Rand gold price received, operating proﬁt was up 82% at
R202.5 million.

Headline earnings rose by 160% to R75.4 million.
Q1 2012 v Q1 2011
Revenue for the quarter compared to the comparable quarter in FY2011, was 29% higher at R806.2 million, reﬂecting a 37% increase in the average
Rand gold price received to R395 568/kg together with a 6% decrease in gold sold. After accounting for total cash operating costs – 13% higher at R588.8 million – due mainly to power cost increases and provisions for wage increases – operating proﬁt was 192% higher at R202.5 million.
HEPS were 20 cents compared with a headline loss per share of 1 cent in the ﬁrst quarter of FY2011.
Detailed operational review
Ergo
For the quarter under review and going forward, the operating and
ﬁnancial results of the Ergo and Crown surface retreatment operations are consolidated. Results for the two operations for the September quarter of
FY2011 have been consolidated for comparative purposes.
Q1 2012 v Q4 2011
Total gold production in the quarter was down 2% to 34 562oz from
35 364oz in the previous quarter. This was the result of a 4% drop in throughput to 5 231 000t. This reﬂects the combined, temporary impact of the relocation of recovery operations from the depleted Top Star site to the 11.5Mt, 0.52g/t 3A2 site and the commissioning of the 3L42 site. Yield was 5% up, from 0.20g/t to 0.21 g/t.

Material from the 3A2 site reports to the Crown plant for retreatment pending completion and commissioning of the full Crown/Ergo pipeline by the end of calendar 2011, after which it will report to the Brakpan plant for retreatment. Material from the 3L42 site reports to the Brakpan plant for retreatment via the City Deep plant and the City Deep/Elsburg portion of the Crown/Ergo pipeline. Completion and commissioning of the second carbon in leach (“CIL”) circuit at the Brakpan plant increases the plant’s retreatment capacity by 50% from 1.2Mtpm to 1.8Mtpm which is expected during October 2011.

Operating proﬁt rose by 40% to R156.5 million, after accounting for a
13% increase in cash operating unit costs to R260 189/kg, due mainly to power tariff increases and provisions for wage increases.
Capital expenditure was slightly lower at R58.1 million (Q4 2011:
R59.1 million).
Q1 2012 v Q1 2011
Gold production for the quarter was 1% lower compared with the comparable quarter in FY2011 at 34 562oz, reﬂecting a 5% decrease in the average yield to 0.21g/t. Throughput was 3% higher at 5 231 000t.

Cash operating costs were 13% higher at R260 189/kg, mainly as a result of lower gold production, increased Eskom tariffs and provision for wage increases.

Operating proﬁt more than doubled to R156.5 million, a consequence of the substantially higher average Rand gold price received.

Capital expenditure of R58.1 million, compared with R38.2 million in the comparable quarter of FY2011 was directed mainly towards the Crown/
Ergo pipeline, the second CIL circuit at the Brakpan plant and ongoing work to increase the capacity of the Brakpan tailings facility.
Blyvoor
Q1 2012 v Q4 2011
Blyvoor recorded a signiﬁcant improvement in overall performance in the quarter from the previous quarter. Total gold production increased by
5% to 29 000oz, reﬂecting a 10% rise in underground gold production to
21 509oz. Gold production from surface sources was 8% lower at 7 491oz.

Higher underground gold production in the quarter resulted mainly from a 9% improvement in underground yield to 3.64g/t, reﬂecting a return to the use of optimal explosives, compromised in the June 2011 quarter by an explosion at the premises of the explosives supplier. Underground throughput, up 1% at 184 000t, would have been higher but for a wage-
related work to rule by employees for three weeks during August and
September which was ended by the granting to management of a court interdict.

Lower surface gold production in the quarter was the consequence of a
9% decline in surface yield to 0.30g/t, marking an end to a surface clean-
up exercise which boosted surface gold yield, and thus, production, in the June 2011 quarter. Total surface throughput was slightly higher at
783 000t.
DRDGOLD LIMITED
Shareholder Report 2012

DRDGOLD LIMITED
Shareholder Report 2012

Total cash operating costs in the quarter were slightly lower at
R342 642/kg compared with the June 2011 quarter, notwithstanding the negative impact of two months of Eskom’s higher winter tariff. This was a consequence both of higher gold production and lower overtime costs due to the afore-mentioned work to rule. Underground cash operating costs were 4% lower at R415 913/kg and surface cash operating costs slightly higher at R132 262/kg.

Total operating proﬁt in the September 2011 quarter was R46.0 million compared with a R0.6 million operating loss in the previous quarter, reﬂecting higher gold production, lower costs and a higher rand gold price received.

Capital expenditure, down 37% in the quarter from the previous quarter at R16.6 million, was directed mainly towards ongoing underground opening-up and development to improve ﬂexibility and offset the impact of continuing seismic activity.
Q1 2012 v Q1 2011
Total gold produced in the quarter was 4% down on the 30 287oz produced in the September FY2011 quarter due both to a 5% drop in underground throughput and a 7% drop in underground yield.

Surface throughput in the quarter was 3% higher and surface yield 20%
higher.

Total cash operating costs were 19% higher. Underground cash operating costs and surface cash operating costs were 28% higher and 5% lower, respectively.

Total cash operating proﬁt marked a substantial improvement on the
R3.4 million recorded in the September FY2011 quarter.

Capital expenditure was 13% higher at R19.1 million.
Zimbabwe
At Leny a diamond drill rig capable of drilling to 40m has been ordered and will be used to explore the area around and below the known exposed veins at Leny and GNZ. At Ascot, soil geochem survey results are expected shortly and will determine whether a drilling programme follows.
At Dilcap (John Bull), soil geochem survey and IP survey results are expected shortly, and will determine whether trenching and drilling follows. At Zhombe, magnetic and IP surveys are to begin shortly.

At Gweru Alluvials we have prioritised two exploration sites – one alluvial and one primary. We have submitted applications for mining and environmental authorisations over the alluvial site, which is on the Guinea
Fowl River and are currently investigating mining and recovery methods.
We have also conducted IP and magnetic surveys over the primary site, which is on the Impali River. We have identiﬁed six initial drill targets and drilling has started.
Looking ahead
We were pleased to receive four separate offers for our stake in Blyvoor.
The board of DRDGOLD is considering the merits of these offers and we are on track to meet our December 2011 target to announce the disposal of our stake.

We have made a high-level appointment to drive our growth and business improvement initiatives and the previously-announced unlocking of value at ERPM Extensions 1 and 2. Further details in this regard will be announced once the individual has fully separated his ties with his former employer.

By December we hope to have the integrated Crown and Ergo circuits fully operational and then we will work towards fully optimising recoveries at the Brakpan plant, and take a more focused look at by-product feasibility.

We are excited about these opportunities and the robust cash ﬂows our recycling circuits offer.

We have completed our exploratory site visits to Mozambique. In the next few months we will raise the tempo of our exploration activities in this region.
Niël Pretorius
Chief Executive Ofﬁcer
27 October 2011

The condensed consolidated ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International Financial
Reporting Standards (“IFRS”), AC 500 Standards as issued by the Accounting Practices Board and the disclosure requirements of IAS 34. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2011.
5
DRDGOLD LIMITED
Shareholder Report 2012
CONDENSED STATEMENT OF COMPREHENSIVE INCOME
Quarter
Quarter
Quarter
Sep 2011
Jun 2011 Sep 2010
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Gold and silver revenue
806.2
630.2 623.6
Net operating costs
(603.7)
(519.2) (554.2)
Cash operating costs
(588.8)
(549.8) (520.7)
Movement in gold in process
(14.9)
30.6 (33.5)
Operating proﬁt
202.5
111.0 69.4
Depreciation
(27.8)
(34.9) (27.6)
Movement in provision for environmental rehabilitation
(7.3)
(35.3) (4.8)
Retrenchment costs
–
– (0.4)
Net operating proﬁt
167.4
40.8 36.6
Impairments
–
(547.7) –
Environmental rehabilitation costs
(14.7)
(16.2) (8.1)
Corporate, administration and other expenses
(29.0)
(43.0) (24.4)
Share-based payments
(0.4)
(0.9) (0.6)
Net (loss)/gain on ﬁnancial liabilities measured at amortised cost
(0.3)
33.5 (12.6)
Proﬁt on disposal of assets
–
1.6 4.4
Finance income
5.9
6.4 5.3
Finance expenses
(5.4)
2.4 (3.6)
Proﬁt/(loss) before taxation
123.5
(523.1) (3.0)
Income tax
(5.8)
(0.4) (3.6)
Deferred tax
(34.6)
15.6 (1.7)
Net proﬁt/(loss) for the period
83.1
(507.9)                        (8.3)
Attributable to:
Equity owners of the parent
75.4
(367.9) 0.3
Non-controlling interest
7.7
(140.0) (8.6)
83.1
(507.9) (8.3)
Other comprehensive income
Foreign exchange translation
(2.6)
0.8                            –
Mark-to-market of available-for-sale investments
–
0.3                            –
Total comprehensive income for the period
80.5
(506.8) (8.3)
Attributable to:
Equity owners of the parent
72.8
(366.9) 0.3
Non-controlling interest
7.7
(139.9) (8.6)
80.5
(506.8) (8.3)
Reconciliation of headline earnings/(loss)
Net proﬁt/(loss)
75.4
(367.9) 0.3
Adjusted for:
– Impairments
–
547.7 –
– Proﬁt on disposal of assets
–
(1.6) (4.4)
– Non-controlling interest in headline earnings adjustment
–
(149.2) 1.1
Headline earnings/(loss)
75.4
29.0 (3.0)
Headline earnings/(loss) per share-cents
20
8 (1)
Basic earnings/(loss) per share-cents
20
(96) –
Diluted headline earnings/(loss) per share-cents
20
8 (1)
Diluted basic earnings/(loss) per share-cents
20
(96) –
Calculated on the weighted average ordinary shares issued of:
384 884 379
384 884 379 384 884 379

CONDENSED STATEMENT OF FINANCIAL POSITION
As at
As at
As at
30 Sep 2011
30 Jun 2011 30 Sep 2010
Rm
Rm Rm
Unaudited
Audited Unaudited
Assets
Non-current assets
1 817.4
1 778.6 2 187.7
Property, plant and equipment
1 599.0
1 550.1 1 896.0
Non-current investments and other assets
25.1
25.1 24.8
Environmental rehabilitation trust funds
136.0
134.2 129.3
Deferred tax asset
57.3
69.2 137.6
Current assets
599.8
510.0 396.2
Inventories
115.1
122.9 126.7
Trade and other receivables
190.8
128.0 107.9
Cash and cash equivalents
293.9
259.1 146.6
Assets classiﬁed as held-for-sale
–
– 15.0
Total assets
2 417.2
2 288.6 2 583.9
Equity and liabilities
Equity
1 271.2
1 219.2 1 622.6
Equity of the owners of the parent
1 291.6
1 247.3 1 531.9
Non-controlling interest
(20.4)
(28.1) 90.7
Non-current liabilities
689.5
659.4 649.6
Loans and borrowings
40.0
40.4 39.8
Post-retirement and other employee beneﬁts
6.4
6.3 13.6
Provision for environmental rehabilitation
497.8
490.2 429.5
Deferred tax liability
145.3
122.5 166.7
Current liabilities
456.5
410.0 311.7
Trade and other payables
375.8
330.7 311.7
Loans and borrowings
80.7
79.3
–
Total equity and liabilities
2 417.2
2 288.6 2 583.9
CONDENSED STATEMENT OF CHANGES IN EQUITY
Quarter
Quarter
Quarter
Sep 2011
Jun 2011 Sep 2010
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Balance at the beginning of the period
1 219.2
1 725.1 1 649.9
Share capital issued
–
– (0.4)
– for costs
–
– (0.4)
Increase in share-based payment reserve
0.4
0.9                   0.6
Net proﬁt/(loss) attributable to equity owners of the parent
75.4
(367.9)                   0.3
Net proﬁt/(loss) attributable to non-controlling interest
7.7
(140.0) (8.6)
Dividends declared
(28.9)
– (19.2)
Other comprehensive income
(2.6)
1.1 –
Balance as at the end of the period
1 271.2
1 219.2 1 622.6
CONDENSED STATEMENT OF CASH FLOWS
Quarter
Quarter
Quarter
Sep 2011
Jun 2011 Sep 2010
Rm
Rm Rm
Unaudited
Unaudited Unaudited
Net cash inﬂow from operations
117.9
103.0                   21.9
Net cash outﬂow from investing activities
(83.1)
(114.6) (55.0)
Net cash in/(out)ﬂow from ﬁnancing activities
–
1.3                  (8.5)
Increase/(decrease) in cash and cash equivalents
34.8
(10.3) (41.6)
Translation adjustment
–
0.8                      –
Opening cash and cash equivalents
259.1
268.6                188.2
Closing cash and cash equivalents
293.9
259.1                146.6
Reconciliation of net cash inﬂow from operations
Proﬁt/(loss) before taxation
123.5
(523.1) (3.0)
Adjusted for:
Movement in gold in process
14.9
(30.6) 33.5
Depreciation and impairment
27.8
582.6 27.6
Movement in provision for environmental rehabilitation
7.3
35.3 4.8
Share-based payments
0.4
0.9 0.6
Loss/(proﬁt) on ﬁnancial liabilities measured at amortised cost
0.3
(33.5) 12.6
Proﬁt on disposal of assets
–
(1.6) (4.4)
Finance expense and unwinding of provisions
2.7
0.8 3.0
Growth in Environmental Trust Funds
(1.7)
(2.8) (2.0)
Other non-cash items
(1.7)
(11.9) (1.4)
Taxation paid
–
(0.4) –
Working capital changes
(55.6)
87.3 (49.4)
Net cash inﬂow from operations
117.9
103.0 21.9
DRDGOLD LIMITED
Shareholder Report 2012

DRDGOLD LIMITED
Shareholder Report 2012
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Metric
Imperial
Metric
Blyvoor
Ergo*
Total
operations
Blyvoor
Ergo*
Total
operations
Ore milled (t’000)
Underground
Sep 2011 Qtr
184
-
–
184
203
–
203
Jun 2011 Qtr
182
–
182
200
–
200
Surface
Sep 2011 Qtr
783
5 231
6 014
863
5 766
6 629
Jun 2011 Qtr
779
5 451
6 230
859
6 008
6 867
Total
Sep 2011 Qtr
967
5 231
6 198
1 066
5 766
6 832
Jun 2011 Qtr
961
5 451
6 412
1 059
6 008
7 067
Yield (g/t) (oz/t)
Underground
Sep 2011 Qtr
3.64
–
3.64
0.106
–
0.106
Jun 2011 Qtr
3.34
–
3.34
0.098
–
0.098
Surface
Sep 2011 Qtr
0.30
0.21
0.22
0.009
0.006
0.006
Jun 2011 Qtr
0.33
0.20
0.22
0.010
0.006
0.006
Total
Sep 2011 Qtr
0.93
0.21
0.32
0.027
0.006
0.009
Jun 2011 Qtr
0.90
0.20
0.31
0.026
0.006
0.009
Gold produced (kg) (oz)
Underground
Sep 2011 Qtr
669
–
669
21 509
–
21 509
Jun 2011 Qtr
608
–
608
19 548
–
19 548
Surface
Sep 2011 Qtr
233
1 075
1 308
7 491
34 562
42 053
Jun 2011 Qtr
254
1 100
1 354
8 167
35 364
43 531
Total
Sep 2011 Qtr
902
1 075
1 977
29 000
34 562
63 562
Jun 2011 Qtr
862
1 100
1 962
27 715
35 364
63 079
Cash operating costs
Underground
Sep 2011 Qtr
415 913
–
415 913
1 823
–
1 823
(ZAR/kg) (US$/oz)
Jun 2011 Qtr
432 910
–
432 910
1 980
–
1 980
Surface
Sep 2011 Qtr
132 262
260 189
237 401
580
1 141
1 041
Jun 2011 Qtr
131 197
230 270
211 685
599
1 057
970
Total
Sep 2011 Qtr
342 642
260 189
297 808
1 502
1 141
1 305
Jun 2011 Qtr
344 006
230 270
280 240
1 573
1 057
1 283
Cash operating costs
Underground
Sep 2011 Qtr
1 512
–
1 512
193
–
193
(ZAR/t) (US$/t)
Jun 2011 Qtr
1 446
–
1 446
194
–
194
Surface
Sep 2011 Qtr
39
53
52
5
7
7
Jun 2011 Qtr
43
46
46
6
6
6
Total
Sep 2011 Qtr
320
53
95
41
7
12
Jun 2011 Qtr
309
46
86
41
6
11
Gold and silver revenue
Sep 2011 Qtr
356.6
449.6
806.2
50.2
63.2
113.4
(ZAR million) (US$ million)
Jun 2011 Qtr
285.6
344.6
630.2
42.2
50.9
93.1
Operating proﬁt/(loss)
Sep 2011 Qtr
46.0
156.5
202.5
6.5
22.0
28.5
(ZAR million) (US$ million)
Jun 2011 Qtr
(0.6)
111.6
111.0
–
16.4
16.4
Capital expenditure
Sep 2011 Qtr
16.6
58.1
74.7
2.3
8.2
10.5
(ZAR million) (US$ million)
Jun 2011 Qtr
26.5
59.1
85.6
3.9
8.7
12.6
* Ergo includes Crown, Ergo and ERPM.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief Executive Ofﬁcer), CC Barnes
(Chief Financial Ofﬁcer)
Independent non-executives: GC Campbell* (Non-Executive Chairman),
RP Hume; EA Jeneker, J Turk** • Company Secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel:      +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Ofﬁce Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 South Africa
PO Box 390 • Maraisburg 1700 • South Africa
CASH OPERATING COSTS RECONCILIATION
R000 unless otherwise stated
Blyvoor
Ergo*
Total
operations
Total cash costs
Sep 2011 Qtr
318 244
369 301
687 545
Jun 2011 Qtr
293 455
267 948
561 403
Movement in gold in process
Sep 2011 Qtr
(1 489)
(13 427)
(14 916)
Jun 2011 Qtr
10 352
20 236
30 588
Less: Assessment rates, rehabilitation and other
Sep 2011 Qtr
3 023
67 129
70 152
Jun 2011 Qtr
2 715
23 934
26 649
Less: Retrenchment costs
Sep 2011 Qtr
–
–
–
Jun 2011 Qtr
–
42
42
Less: Corporate and general administration costs
Sep 2011 Qtr
4 669
9 042
13 711
Jun 2011 Qtr
4 559
10 911
15 470
Cash operating costs
Sep 2011 Qtr
309 063
279 703
588 766
Jun 2011 Qtr
296 533
253 297
549 830
Gold produced (kg)
Sep 2011 Qtr
902
1 075
1 977
Jun 2011 Qtr
862
1 100
1 962
Total cash operating costs (R/kg)
Sep 2011 Qtr
342 642
260 189
297 808
Jun 2011 Qtr
344 006
230 270
280 240
Total cash operating costs (US$/oz)
Sep 2011 Qtr
1 502
1 141
1 305
Jun 2011 Qtr
1 573
1 057
1 283
* Ergo includes Crown, Ergo and ERPM.